Ex. 12.1
Syntroleum Corporation
Ratio of Earnings to Fixed Charges

	2008	2007	2006	2005	2004
Deficiency of earnings to fixed charges	(5,448)	(10,550)	(28,070)	(21,837)	(22,162)
Earnings available for fixed charges	(5,448)	(10,550)	(28,070)	(21,837)	(22,162)
Income from continuing operations before minority interests and income taxes	(5,448)	(10,550)	(28,070)	(21,837)	(22,162)
Plus fixed charges
interest expense
capitalized interest
amortized premiums
discounts	—	—	—	—	—
capitalized expenses related to indebtedness	—	—	—	—	—
estimate of the interest within rental expense
Plus amortization of capitalized interest Plus distributed earnings of unconsolidated joint ventures and amortization of capitalized interest	—	—	—	—	—
Less capitalized interest and undistributed equity in earnings of joint ventures	(424)	(340)	—	—	—
Pro forma deficiency of earnings to fixed charges	(5,872)	(10,890)	(28,070)	(21,837)	(22,162)